Exhibit 12.1

VIACOM INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions except ratios)

	Nine Months Ended June 30, 2015					Nine Months Ended September 30, 2010
		Year Ended September 30,
		2014	2013	2012	2011
Earnings from continuing operations before income taxes	$1,638	$3,514	$3,519	$3,470	$3,245	$1,812
Add:
Equity in net (earnings) losses from investee companies	(103)	(69)	(41)	(12)	(40)	67
Distributions from investee companies	4	30	56	6	8	5
Interest expense, and amortization of discounts and capitalized expenses related to indebtedness	498	619	464	425	419	326
Estimate of interest within rental expense	66	76	68	67	68	48

Total Earnings	$2,103	$4,170	$4,066	$3,956	$3,700	$2,258

Fixed charges:
Interest expense, and amortization of discounts and capitalized expenses related to indebtedness	$498	$619	$464	$425	$419	$326
Estimate of interest within rental expense	66	76	68	67	68	48

Total fixed charges	$564	$695	$532	$492	$487	$374

Ratio of earnings to fixed charges	3.7x	6.0x	7.6x	8.0x	7.6x	6.0x